Exhibit 99.1

Genius Group Announces 177% Net Asset Growth in First Half of 2024

Genius Group increases Net Asset Value to $54.6 million, reduces net loss per share by 74% in First Half of 2024.

Provides guidance of $75 million net asset value for Full Year with growth in Bitcoin Treasury.

SINGAPORE, December 27, 2024 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced its financial results for the first half of 2024.

“Following a rationalization of our operations in the first half of the year, we are extremely pleased to report a stronger balance sheet and a reduction in operational expenses for the first six months of 2024. This trend has continued in the second half, with the launch of our Bitcoin-first strategy and growth of our Bitcoin Treasury.” said Roger Hamilton, CEO of Genius Group.

Genius Group’s unaudited first half financial results are for the operations of the Company excluding financials related to the LZGI transaction signed in January 2024. As previously reported, the Company has voted to rescind that transaction, and the matter is currently in arbitration. The financial highlights for the first half of 2024 is prior to the launch of the Company’s Bitcoin Treasury strategy in the second half of 2024.

Financial Highlights for the First Half of 2024

●	First half revenue of $4.9 million, compared to $11.8 million for first half of 2023, due to the spin off of Entrepreneur Resorts Limited and closure of University of Antelope Valley.
●	First half operating expenses of $10.8 million, compared to $15.4 million for first half of 2023, due to the reduction in operational costs and rationalization of operations in anticipation at the time of the LZGI transaction.
●	First half total loss of ($8.8) million, compared to ($11.4) million for first half of 2023, a reduction of 22.8%.
●	First half loss per share of ($0.84) per basic and diluted share compared to loss per share of ($3.20) per basic and diluted share in first half of 2023, a reduction of 74%.
●	$0.50 million cash and equivalents as of June 30, 2024, compared to $0.6 million as of December 31, 2023.
●	First half total current assets of $41.2 million, compared to $9.6 million as of December 31, 2023, an increase of 329%, due to receivables from the reversal of the LZGI transaction.
●	First half total assets of $78.3 million, compared to $43.2 as of December 31, 2023, an increase of 81%.
●	First half net assets of $54.6 million, compared to $19.7 million as of December 31, 2023, an increase of 177%.

“While the company has put significant focus on various corporate actions, rationalizing its operations and reducing costs in 2024, we have done so while growing our core Edtech business.” said Gaurav Dama, CFO of Genius Group. “We are finishing 2024 with a strong balance sheet and look forward to moving towards a sustainable cash positive operating model anchored by our Bitcoin Treasury plan in 2025.”

Strategic and Operational Highlights for the First Half of 2023

●	Closing $8.25 million public offering in January 2024
●	Launched AI Avatar Tutor Team on GeniusU and expanding AI powered Genius University
●	Launch of Genius City Singapore: Company’s 1st Sovereign AI Education Ecosystem
●	Completion of Warrants Exercise for $3.8 Million Gross Proceeds in May 2024
●	Launch of Abu Dhabi and Dubai Genius Cities, AI Hubs at Abu Dhabi University
●	Rationalization of operations, including closure of University of Antelope Valley
●	Announcement and subsequent decision to rescind asset purchase agreement with LZGI

Recent Strategic and Operational Highlights

●	Completion of reverse stock split in August 2024
●	Closing $150 million ATM offering
●	Restructuring of the Board with appointment of Four new Board Members aligned with Company’s Bitcoin-first strategy.
●	Launch of GeniusGroup.AI to Power Growth of Genius Cities and AI Education
●	Bitcoin Treasury Reserve Strategy and invested $20M to acquire 214 Bitcoin
●	Launched Sponsorship of Bitcoin MENA, Abu Dhabi and Bitcoin 2025, Las Vegas
●	Sponsorship of Consensus Hong Kong and Toronto, and Paris Blockchain Week
●	Acquisition of Bitcoin Learning Platform, XD Academy
●	Launch announcement of Bitcoin Academy and Blockchain Academy in Q1 2025

Following the issues relating to the LZGI transaction, the Company previously withdrew guidance for the year 2024. With the restructuring and realignment of the company to its Bitcoin-first strategy in the second half of 2024, the Company anticipates its Net Asset Value to grow to $75 million for the full year, with over $20 million in its Bitcoin Treasury. The Company is committed to its current path towards profitable, cash positive operations and an initial Bitcoin Treasury target of 1,000 Bitcoin.

Other

The audit opinion of its audited consolidated financial statements for the fiscal year ended December 31, 2023, included in the Company’s Annual Form on 20F filed with the Securities and Exchange Commission on May 15, 2024, prepared as going concern. The Company’s unaudited condensed consolidated financial statements as of June 30, 2024 have been prepared on a going concern basis.

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.4 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F, as amended for the fiscal year ended December 31, 2023, filed with the SEC on May 15, 2024. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In US Dollars)

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	500,329	614,753
Restricted cash	711,026	711,026
Accounts receivable, net	1,834,827	1,868,931
Other receivables	36,875,097	50,465
Due from related parties	169,969	4,966,733
Inventories	574,464	755,284
Prepaid expenses and other current assets	489,296	666,673
Total Current Assets	41,155,301	9,633,865
Property and equipment, net	421,952	456,751
Other investments	4,454,338	28,698
Investments in joint venture	369	379
Other receivables	766,076	770,994
Due from related parties	5,602,470	5,628,298
Goodwill	11,405,622	11,425,148
Intangible assets, net	14,476,868	15,250,751
Other non-current assets	18,889	18,889
Total Assets	78,301,886	43,213,773
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	3,156,964	4,406,850
Accrued expenses and other current liabilities	2,575,505	2,419,205
Contract Liability	1,916,179	2,750,137
Income tax payable	225,663	174,738
Loans payable – current portion	4,185,652	2,467,656
Due to related parties	4,234,079	4,907,181
Convertible debt obligations, current portion	-	-
Short term debt	40,000	122,415
Total Current Liabilities	16,334,042	17,248,182
Due to related parties	1,807	1,820
Loans payable – non-current portion	1,343,664	254,455
Deferred tax liability	2,280,324	2,280,323
Derivative liabilities	3,714,000	3,714,000
Total Liabilities	23,673,838	23,498,780
Commitments and Contingencies Shareholders’ Equity:
Contributed capital	125,355,215	81,617,864
Reserves	(8,031,640)	(8,459,565)
Accumulated deficit	(68,362,461)	(59,132,781)
Capital and reserves attributable to owners of Genius Group Ltd	48,961,114	14,025,518
Non controlling interest	5,666,934	5,689,475
Total Shareholders’ Equity	54,628,048	19,714,993
Total Liabilities and Shareholders’ Equity	78,301,886	43,213,773

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In US Dollars)

	June 30, 2024	June 30, 2023
	(Unaudited)	(Unaudited)
Revenue	$4,880,309	$11,795,714
Cost of revenue	(3,149,970)	(5,593,340)
Gross profit	1,730,339	6,202,374
Operating (Expenses) Income
General and administrative	(9,510,000)	(13,672,668)
Depreciation and amortization	(729,690)	(919,568)
Other operating income	19,238	1,213
Legal expenses	(531,252)	(776,867)
Loss from foreign currency transactions	(54,916)	2,425
Total operating expenses	(10,806,620)	(15,365,465)
Loss from Operations	(9,076,281)	(9,163,091)
(Expense) Income
Interest expense, net	(223,614)	(1,999,361)
Other expense	-	(5,227)
Other income	47,673	68,311
Total Other Expense	(175,941)	(1,936,277)
Loss Before Income Tax	(9,252,222)	(11,099,368)
Income Tax Benefit	-	324,666
Net Loss	(9,252,222)	(10,774,702)
Other comprehensive income:
Foreign currency translation	427,926	(599,818)
Total Comprehensive Loss	(8,824,296)	(11,374,520)
Total Comprehensive Loss is attributable to:
Owners of Genius Group Ltd	(8,801,755)	(10,746,977)
Non controlling interest	(22,541)	(627,543)
Total Comprehensive Loss	(8,824,296)	(11,374,520)
Weighted-average number of shares outstanding, basic and diluted	11,009,270	3,366,848
Basic and diluted loss per share from continuing operations	(0.84)	(3.20)

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US Dollars)

	For the Six months Ended
	June 30, 2024	June 30, 2023
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net loss	$(9,252,222)	$(10,774,702)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	618,543	402,565
Depreciation and amortization	1,019,961	1,208,772
Provision for interest expense	223,614	1,277,162
Provision for doubtful accounts	(321,898)	170,318
Gain on foreign exchange transactions	54,916	(2,425)
Interest expense on lease liabilities	-	444,553
Changes in operating assets and liabilities:
Accounts receivable	34,104	842,905
Other receivable	(5,904,240)	(3,556)
Prepaid expenses and other current assets	(177,083)	(147,408)
Inventories	180,820	(169,751)
Accounts payable	(1,249,885)	551,988
Accrued expenses and other current liabilities	156,300	(417,574)
Contract Liability	(833,958)	(1,341,138)
Deferred tax liability	-	(90,613)
Income tax payable	50,926	(485,980)
Other non-current asset	-	178
Total adjustments	(6,147,880)	2,239,996
Net Cash Used in Operating Activities	(15,400,102)	(8,534,706)
Cash Flows from Investing Activities
Internally developed software	(239,156)	(322,419)
Purchase of property and equipment	(41,720)	(111,151)
Acquisitions	-	(2,299,231)
Purchase of investment	(426,182)	(20,000)
Net Cash Used in Investing Activities	(707,058)	(2,752,801)
Cash Flows from Financing Activities
Amount due to/from related party, net	150,042	726,648
Interest paid	(223,614)	-
Proceeds from convertible debt, net of issuance costs	-	8,923,994
Proceeds from equity issuances	13,457,414	-
Lease liabilities	-	(639,096)
Proceeds from loan	4,970,269	-
Repayment of loan	(2,245,479)	(170,000)
Net Cash Provided by Financing Activities	16,108,632	8,841,546
Effect of Exchange Rate Changes on Cash	(115,896)	(650,176)
Net (Decrease) in Cash	(114,424)	(3,096,135)
Cash – Beginning of year	614,753	5,720,569
Cash – End of period	500,329	2,624,432

Summary Combined Consolidated Financial Data

	Unaudited Financials Six Months Ended (USD 000’s)		Audited Financials Year Ended (USD 000’s)
Summary Income Data:	June 30, 2024	June 30, 2023	December 31, 2023	December 31, 2022
Revenue	4,880	11,796	23,063	18,194
Cost of revenue	(3,150)	(5,593)	(11,127)	(9,555)
Gross profit	1,730	6,203	11,936	8,639
Other Operating Income	19	4	344	144
Operating Expenses	(10,826)	(15,369)	(48,347)	(51,121)
Operating Loss	(9,077)	(9,162)	(36,067)	(42,338)
Other income	48	68	32,981	418
Other Expense	(224)	(2,005)	(3,704)	(15,151)
Net Loss Before Tax	(9,253)	(11,099)	(6,790)	(57,070)
Tax Expense	-	325	1,079	1,063
Net Loss After Tax	(9,253)	(10,774)	(5,711)	(56,007)
Other Comprehensive Income	428	(600)	(204)	290
Total Loss	(8,825)	(11,374)	(5,915)	(56,297)
Net income per share, basic and diluted	(0.84)	(3.20)	(1.00)	(24.7)
Weighted-average number of shares outstanding, basic and diluted	11,009,270	3,366,848	5,550,197	2,263,437

	Unaudited Financials Six Months Ended, (USD 000’s)	Audited Financials Year Ended (USD 000’s)
	June 30, 2024	December 31, 2023	December 31, 2022
Summary Balance Sheet Data:
Total current assets	41,155	9,634	24,251
Total non-current assets	37,147	33,580	67,009
Total Assets	78,302	43,214	91,260
Total current liabilities	16,334	17,248	23,378
Total non-current liabilities	7,340	6,251	53,927
Total Liabilities	23,674	23,499	77,305
Total Shareholders’ Equity	54,628	19,715	13,955
Total Liabilities and Shareholders’ Equity	78,302	43,214	91,260

Non-IFRS Financial Measure

We have included Adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

We calculate Adjusted EBITDA as net profit / loss for the period plus income taxes and social contribution plus / minus finance revenue /expense result plus depreciation and amortization plus impairments plus revaluation adjustment of contingent liabilities plus share-based compensation expenses plus bad debt provision.

Derived from Financial Statements

	Genius Group Unaudited Financials Six Months Ended (USD 000’s)		Group Audited Financials Year Ended (USD 000’s)
	June 30, 2024	June 30, 2023	December 31, 2023	December 31, 2022
Net (Loss)	(9,253)	(10,775)	(5,711)	(56,007)
Tax Expense	-	(325)	(1,079)	1,064
Interest Expense, net	224	1,999	3,695	1,312
Depreciation and Amortization	1,020	1,209	3,271	2,351
Legal expense (non recurring)	531	-	1,178	-
Impairments	-	-	15,372	28,246
Revaluation adjustment of Contingent Liabilities	-	-	(32,775)	13,838
Stock Based Compensation	619	403	10	1,309
Bad Debt Provision	210	170	2,822	1,509
Adjusted EBITDA	(6,650)	(7,319)	(13,217)	(8,505)

Contacts

Investors:

Investor Relations Team

Email: investor@geniusgroup.net

Media Contacts:

MZ Group - MZ North America

(949) 259-4987

GNS@mzgroup.us

www.mzgroup.us